Lynn Sadler LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	6,250.00
Architectural Fees	82,185.16
Business licenses	324.72
General business expenses	3,480.07
Bank fees & service charges	35.00
Memberships & subscriptions	36.00
Total General business expenses	**3,551.07**
Insurance	1,543.19
Legal & accounting services	5,936.45
Accounting fees	610.00
Legal fees	6,438.72
Total Legal & accounting services	**12,985.17**
Legal & Professional Fees	269.50
Meals	3,089.87
Meals with clients	180.66
Total Meals	**3,270.53**
Office expenses	
Printing & photocopying	253.10
Software & apps	884.00
Total Office expenses	**1,137.10**
Repairs & maintenance	582.89
Supplies	416.30
Supplies & materials	79.00
Total Supplies	**495.30**
Travel	4.00
Hotels	2,097.17
Total Travel	**2,101.17**
Utilities	293.96
Water & sewer	283.63
Total Utilities	**577.59**
Total Expenses	**$115,273.39**
NET OPERATING INCOME	**$ -115,273.39**

Lynn Sadler LLC

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
Vehicle expenses	
Parking & tolls	2.00
Vehicle gas & fuel	202.51
Total Vehicle expenses	**204.51**
Total Other Expenses	**$204.51**
NET OTHER INCOME	$ -204.51
NET INCOME	$ -115,477.90

Lynn Sadler LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	388,598.46
Cash	-19,094.72
Research & Development	503.00
Software & apps	18.00
Total Bank Accounts	**$370,024.74**
Total Current Assets	**$370,024.74**
Fixed Assets	
Furniture & fixtures	16,527.80
Improvements	24,750.00
Tools, machinery, and equipment	42,821.57
Total Fixed Assets	**$84,099.37**
Other Assets	
Security deposits	32,000.00
Startup & organizational costs	112.00
Total Other Assets	**$32,112.00**
TOTAL ASSETS	**$486,236.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	6,505.18
Total Credit Cards	**$6,505.18**
Other Current Liabilities	
Short-term business loans	-654.00
Total Other Current Liabilities	**$ -654.00**
Total Current Liabilities	**$5,851.18**
Total Liabilities	**$5,851.18**
Equity	
Opening balance equity	8,001.75
Partner investments	613,322.95
Retained Earnings	-25,461.87
Net Income	-115,477.90
Total Equity	**$480,384.93**
TOTAL LIABILITIES AND EQUITY	**$486,236.11**

Lynn Sadler LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-115,477.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Credit Card	6,505.18
Short-term business loans	-654.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,851.18**
Net cash provided by operating activities	**$ -109,626.72**
INVESTING ACTIVITIES	
Furniture & fixtures	-16,527.80
Improvements	-24,750.00
Tools, machinery, and equipment	-38,301.00
Startup & organizational costs	-112.00
Net cash provided by investing activities	**$ -79,690.80**
FINANCING ACTIVITIES	
Partner investments	467,702.95
Net cash provided by financing activities	**$467,702.95**
NET CASH INCREASE FOR PERIOD	**$278,385.43**
Cash at beginning of period	91,639.31
CASH AT END OF PERIOD	**$370,024.74**